Exhibit 99.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

This following Management's Discussion and Analysis provides a review of the financial condition and results of operations for CannTrust Holdings Inc. (the "Company") for the six months ended June 30, 2017 (the "MD&A"). This MD&A should be read in conjunction with the Company's unaudited condensed interim financial statements and notes thereto for the six months ended June 30, 2017 and the audited financial statements and notes thereto and annual MD&A for the fiscal year ended December 31, 2016, which are included in the Company's recently filed Prospectus which can be found on SEDAR at www.sedar.com. The financial information presented in this MD&A is derived from the Financial Statements. This MD&A contains forward-looking information that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking information. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking information.

In this document and in the Company's unaudited condensed interim financial statements unless otherwise noted, all financial data is prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts, unless specifically identified as otherwise, both in the unaudited condensed interim financial statements, and in this MD&A, are expressed in Canadian dollars. Unless otherwise stated all dollar amounts in the tables in this MD&A are in thousands of Canadian dollars (other than per share amounts and operating statistics).

This MD&A refers to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use Adjusted EBITDA, a non-IFRS financial measure, as a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses this non-IFRS financial measure to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See "Selected Information" and "Non-IFRS Financial Measure Reconciliation in this MD&A".

The discussion and analysis in this MD&A is based on information available to management as of August 24, 2017.

Overview

The Company is a publically traded corporation incorporated in Canada with its head office located at 3280 Langstaff Road, Vaughan, Ontario L4K4Z8. The Company is the parent company of CannTrust Inc. ("CannTrust Opco") and Elmcliffe Investments Inc. ("Elmcliffe").

CannTrust Opco is a Licenced Producer and distributor of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (Canada) ("ACMPR"). CannTrust Opco received its license from Health Canada on June 12, 2014 and began production of medical cannabis at its state-of-the-art hydroponic indoor facility in Vaughan, Ontario. The Company's primary focus is to produce and deliver the highest quality, standardized, pharmaceutical grade cannabis products and in so doing strengthen its market share in legal cannabis markets in Canada and to establish positions for its products in legal cannabis markets abroad.

Public health concerns and awareness around the dangers of opioids are expected to drive development of alternative approaches to pain management, creating a significant market opportunity for cannabis-based products, and could drive substantial upstream demand for Licensed Producers. The development of pharmaceuticals based on cannabis could significantly expand the addressable market by ensuring consistent, quantifiable dosing, which should help physicians gain comfort in prescribing it.

As part of its growth strategy, the Company has entered into an exclusive joint venture with Apotex Inc., a leading generic pharmaceutical manufacturer, to develop novel dosage formats and products for sale, when permitted, into more than 85 countries where Apotex currently already has market share.

The Company is working to diversify its business by developing new and innovative products and dosage forms for controlled and responsible use of medical cannabis. In 2015, the Company together with Club Coffee L.P founded Cannabis Coffee & Tea Pod Company Ltd. ("CCTPC") to launch BrewBudz™ in the United States and globally. BrewBudz™ is a U.S. patented unit dose pod formulation allowing the administration of cannabis using single-serve brewing pods for use in Keurig, Nespresso, and Tassimo type brewers. The CCTPC United States Patent provides patent protection for the unit dose pod formulation. Through CCTPC, the Company will receive royalty income from a licensing agreement currently covering six states: Washington, Oregon, California, Nevada, Arizona and Colorado. The Company is not required to contribute any capital or cannabis product toward these sales. The licensee is expected to commence initial sales in Nevada in the next few months. Based on the performance in Nevada, plans will be developed for the other states. In order to become a licensee or sub-licensee, the licensee entity must provide the Company and its joint venture partner with the licenses it has been granted by the state regulatory authorities which permit it to carry on the sale of cannabis products. On a go-forward basis, the licensee entity is also required to maintain the licenses in good standing or CCTPC shall have the right to cancel the licensing arrangement.

The Company does not have any immediate plans for investments in the cannabis industry in the United States beyond its interest in the CCTPC US Patent and related licensing arrangements. In July 2017, further to the Company's Canadian Patent Application, the Canadian Intellectual Property Office issued a Notice of Allowance to CannTrust Opco and Club Coffee L.P. with respect to single-serve containers for use in brewing a cannabis-based beverage. CCTPC has also submitted patent applications in the European Union, Australia and China which are similar to the CCTPC Patents.

In March 2017, through Elmcliffe, the Company acquired the real estate assets and related equipment of a greenhouse facility in the Town of Fenwick, Ontario within the Niagara Region (the "Greenhouse"). CannTrust Opco has submitted an application to Health Canada to amend its Producer's License to include production of medical cannabis from the Greenhouse.

In February 2017 the Company, on a private placement basis, issued 12,584,100 special warrants at a price of $2.00 per Special Warrant pursuant to prospectus exemptions under applicable securities legislation. The Company subsequently filed its Prospectus with applicable securities commissions in Canada in order to qualify the distribution of 12,584,100 common shares of the Company issuable for no additional consideration upon exercise or deemed exercise of the 12,584,100 special warrants. The Prospectus received a final receipt on August 11, 2017 and on August 17, 2017 all of the Special Warrants were exercised and 12,584,100 common shares of the Company were issued for no additional consideration.

On August 21, 2017 the Company's common shares (the "Common Shares") were listed and began trading on the Canadian Securities Exchange (the "CSE") under the trading symbol "TRST".

The $3,040,918 principal amount of the Company's convertible debentures together with accrued and unpaid interest were automatically converted into 2,885,354 Common Shares of the Company upon listing of the Company's Common Shares on the CSE.

The Reorganization

CannTrust Opco was incorporated under the OBCA on August 16, 2013. The Company was incorporated under the OBCA on March 16, 2015.

Prior to the reorganization, shareholders of CannTrust Opco held 7,175,001 Class A preference Shares, 4,000,000 of which were classified as redeemable shares, and 38,427,625 common shares, 8,909,090 of which were classified as redeemable shares. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for Common Shares, 8,909,090 of which were classified as redeemable shares. This resulted in CannTrust Opco becoming a subsidiary of the Company.

On October 30, 2016, the Company completed a further corporate reorganization pursuant to which all of the holders of the Class A preference shares of CannTrust Opco, including the 4,000,000 classified as redeemable shares, exchanged their Class A preference shares of CannTrust Opco for 9,039,317 Common Shares and 11,365,055 redeemable shares of the Company. On November 23, 2016 the remaining common shareholders of CannTrust Opco exchanged their common shares of CannTrust Opco for Common Shares resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company.

In December 2016, all of the redeemable shares were reclassified as Common Shares and included as Equity.

2017 Second Quarter Highlights

•	Record revenues with approximately 20,000 active clients

•	Operations for the quarter resulted in positive Net Income, Cash Flow from Operations and Adjusted EBITDA

•	Sold 227,800 g of dried medical cannabis at an average gross price of $9.51 per gram

•	Sold 1,113,840 ml of oils at an average gross selling price of $90 per 40 ml bottle

•	Health Canada Licence at Vaughan Facility extended until March 2020 together with the removal of production and sales limits

•	Increased inventory storage capacity by adding three additional Level 8 Safes which will allow us to increase our approved vault capacity at the Vaughan Facility to $25,000,000

•	Began the first phase development of the Greenhouse, utilizing approximately 250,000 sq. ft. of the facility, which should be completed in the current year and provide the Company with up to 20,000 kg of additional annual growing capacity

•	Applied to Health Canada for an amendment to its Producer's License for the first phase development of the Greenhouse facility

Results of Operations for the three and six months ended June 30, 2017 and 2016

The results presented and referred to below include the results of the Company and its subsidiaries CannTrust Opco and Elmcliffe.

Selected Information

(CDN $000's, except per share amounts and unless otherwise noted)

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
	$	$	$	$
Financial Data
Revenue	4,541	798	7,575	1,499
Gross profit	4,000	223	7,789	576
Net Income (Loss)	755	(1,566)	(23)	(2,254)
Earnings (Loss) per share (basic and diluted) ($ per share)	0.01	(0.05)	(0.00)	(0.08)

Cash from (used in) operations	1,175	(605)	(1,159)	(1,361)
Adjusted EBITDA (loss)(1)	1,416	(731)	3,112	(1,136)

Operating Statistics
Dried marijuana sold (g)	227,800	147,255	449,665	289,060
Revenue per gram (net)	$8.58	$5.07	8.46	4.83
Sales of oils (ml)(2)	1,113,840	nil	1,652,760	nil
Average selling price per ml(net)	$2.05	n/a	$2.04	n/a
Total dried marijuana equivalent sold from oil (g)(3)	250,037	n/a	360,650	n/a
Revenue per gram of marijuana equivalent from oil sales (net)	$9.12	n/a	9.34	n/a

Notes:

(1) See description of non-IFRS measure in the "Non-IFRS Financial Measure and Reconciliation" section of this MD&A. The term Adjusted EBITDA does not have any standardized meaning under IFRS and therefore it may not be comparable to similar measures presented by other companies.

(2) Sales of CannTrust oils began in August 2016.

(3) Dried equivalent of medical marijuana is calculated on the basis of 4.87 ml of oils equivalent to 1 g of dried medical marijuana.

Review of the Financial Results of Operations for the three and six months ended June 30, 2017 and 2016

Revenue

Revenue for the quarter ended June 30, 2017 was $4,541,378 compared to $798,403 for the comparable 2016 period. Revenue for the six months ended June 30, 2017 totalled $ 7,574,623 compared to $1,499,180 in the same period last year. The increase in revenue in the quarter and six months ended June 30, 2017 was attributable to increased sales volumes primarily due to the growth in the Company's patient base from 3,800 at June 30, 2016 to over 20,000 at June 30, 2017.

The total quantity of medical cannabis sold to patients during the three months ended June 30, 2017 increased 224% to 478 kg from the comparable prior year period. Year-to-date the Company sold 810 kg of medical cannabis, an increase of 180% from the comparable prior year period. During the three and six months ended June 30, 2017, CannTrust Opco sold 1,113,840 ml and 1,652,760 ml of cannabis oils respectively. There were no sales of cannabis oils in the comparable 2016 periods as sales of cannabis oils only began in August 2016.

Cost of Sales

Plants that are in pre-harvest are considered biological assets are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in income through cost of sales, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Inventory is later expensed to cost of sales when sold and offsets against the gain on biological assets. In addition, the cost of production is expensed through cost of sales and represents overheads and other production costs of growing and selling the plants. Together the gain from changes in the fair value of biological assets, inventory expensed and the cost of production comprise cost of sales. Costs of sales will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period and the strains being grown.

Cost of sales (recovery), net of the unrealized gain on changes in fair value of biological assets, in the three and six months ended June 30, 2017 was $541,848 and ($ 214,805) respectively, compared to $575,575 and $922,689 for the comparable 2016 periods. Harvested production quantities during the quarter and six months were approximately 281% and 375% greater respectively than the quantities in the same periods of the prior year.

Cost of sales in the three and six months ended June, 2017 includes a net unrealized gain from changes in fair value of biological assets of $ 3,747,495 and $7,765,701 respectively, compared to $945,147 and $1,893,629 in the comparable 2016 periods. In order to ensure the standardization of the cannabis product produced, as part of the regular growth cycle only the most vigorous plants are selected by the Company for placement in the grow rooms with the remaining plants being culled. This standardized growth cycle process, also includes only retaining the most vigorous plants that are placed in the grow rooms with the balance being culled.

Production costs during the three and six months ended June 30, 2017 increased compared to the 2016 periods due to increases in the staff compliment and facility costs required to meet the increase in demand for the Company's products and the related increases in production.

Inventory expensed to cost of sales for the three and six month periods ended June 30, 2017 increased by $2,487,014 and $4,351,064 respectively to $3,212,962 and $5,650,967, respectively, as a result of higher unit sales and higher selling prices compared to the comparable 2016 periods.

Gross Profit

The gross profit for the three and six months ended June 30, 2017 was $3,999,530 and $7,789,428 respectively, compared to $222,828 and $576,491 in the comparable prior year periods. Gross profit includes the unrealized gains on changes in the fair value of biological assets. The increase in gross profit was principally due to the relative size of the unrealized gain from changes in the fair value of biological assets and the increase in sales. The Company continually refines its production processes in order to increase production yields and gross margins.

Expenses

Expenses for the three and six months ended June 30, 2017 were $2,451,681 and $4,569,063 respectively, compared to $1,168,153 and $2,094,458 in the prior year comparable periods. The increase in expenses in the 2017 periods was due mainly to increases in general and administrative expenses, selling and shipping costs, professional fees and salaries and benefits, as the Company increased its staff complement to meet the increase in demand for the Company's products.

Amortization

Amortization for the three and six months ended June 30, 2017 were $625,606 and $1,087,228 respectively, compared to $362,534 and $703,189 in the prior year comparable periods. The increase in expenses in 2017 was due to an increase in amortization on equipment purchases and buildings which included the Balfour Greenhouse acquisition during the quarter. The balance of amortization in the three and six months ended June 30, 2017 and 2016 related to leasehold improvements, furniture and fixtures and computer hardware and software.

Stock-based compensation

For the three and six month periods ended June 30, 2017, stock-based compensation expense was $355,864 and $552,369 respectively, compared to $0 and $45,000 for the corresponding 2016 periods. The 2017 stock-based compensation was attributable to the issuance by the Company during the 2017 period of 1,565,000 stock options to employees which are measured at fair value at the date of grant and expensed over the option's vesting period. The 2016 stock-based compensation was attributable to the issuance by the Company of 50,000 Common Shares to employees of the Company.

Finance and Transaction Costs

Finance costs for the three and six months ended June 30, 2017 include bank charges and interest expense and for the comparable 2016 periods, bank charges, interest and distributions on CannTrust Opco's Class A preference shares. For the three and six months ended June 30, 2017, finance costs were $62,945 and $158,242 respectively, compared to $535,850 and $993,409 in the comparable prior year periods. 2016 includes accrued distributions on the CannTrust Opco preference shares of $426,992 and $782,360 respectively in the three and six months ended June 30, 2016. In October 2016, all of the holders of the Class A preference shares exchanged their Class A preference shares, including all accrued and unpaid distributions thereon, into Common Shares. Interest expense for the three and six months ended June 30, 2017 were $62,945 and $158,242 respectively, compared to $108,858 and $211,049 in the comparable 2016 periods. Accretion expense for the three and six month periods months ended June 30, 2017, being the difference in the actual cost on the Company's debt compared to the imputed interest rate, was $90,246 and $179,694 respectively, compared to $63,556 and $118,862 in the comparable 2016 periods.

Transaction costs of $204,282 for the six months ended June 30, 2017 represent the cost associated with the March 2017 purchase of the Greenhouse.

The gain (loss) on revaluation of the derivative liability, being the change in value attributable to the conversion feature on the Company's convertible debt, for the three and six months ended June 30, 2017 was $48,835 and ($1,635,140) respectively, compared to a gain of $128,069 and $704,168 in the comparable 2016 periods. The $3,040,918 principal amount of the Company's convertible debentures together with accrued and unpaid interest was automatically converted into 2,885,354 Common Shares of the Company upon the August 2017 listing of the Company's Common Shares on the CSE.

Income Tax

As a result of past year losses which have not been recognized, the Company did not incur any Income Tax expense or recovery in the three or six month periods ended June 30, 2017 and 2016.

Net Income/Net Loss

Net income (loss) for the three and six months ended June 30, 2017 was $754,864 and ($23,040) respectively, compared to a net loss of ($1,565,661) and ($2,253,574) in the comparable 2016 periods. During the three and six months ended June 30, 2016 ($223,279) and ($446,557) respectively of this net loss was attributable to CannTrust's Opco's non-controlling interest. In November 2016, the non-controlling shareholders of CannTrust Opco exchanged their shares for Common Shares of the Company resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company. Earnings (loss) per share as calculated is based on the weighted number of shares of the Company outstanding during the relevant periods.

Capital Projects

In March 2017, the Company, through its wholly-owned subsidiary Elmcliffe, completed the acquisition of a 430,000 square foot commercial greenhouse facility in the Niagara region for cash consideration of $6,500,000. In addition, an unsecured promissory note in the amount of $1,000,000, payable over five years in five consecutive payments of $200,000, was issued to the Vendor. This facility will provide the Company with increased production capacity to meet growing market demand. The greenhouse, once fully converted to cannabis production, will provide the Company with the capacity to produce up to 40,000 kg of additional medical cannabis per year. The first phase of the conversion to ACMPR standards which commenced in April at an estimated cost of $18 million, should be completed in the fall of 2017. This will utilize approximately 250,000 sq. ft. of space and provide the capacity to produce up to 20,000 kg of additional medical cannabis per year. The 46 acre property which is all zoned for cannabis production will facilitate additional future greenhouse construction on the 30 acres not currently utilized.

Liquidity and Capital Resources as at June 30, 2017 and December 31, 2016 and for the periods ended June 30, 2017 and 2016

Operating cash flow and equity and debt financings are the Company's primary source of liquidity. At June 30, 2017, cash and cash equivalents were $15,602,482 compared to $4,895,145 as at December 31, 2016.

Set out below is a schedule of the Company's Working Capital as at June 30, 2017 and December 31, 2016.

	June 30,	December 31,
	2017	2016
	$000s	$000s

Current Assets	27,256	11,625

Current Liabilities	3,009	3,571

Working Capital	24,247	8,054

Ratio of current assets to current liabilities	9.1	3.3

Working capital is primarily represented by cash, short-term investments, inventory and biological assets, offset by accounts payable and the current portion of the promissory note issued on the Greenhouse acquisition. The Company's working capital increased by $16,193,504 to $24,247,394 as at June 30, 2017 compared to $8,053,890 at December 31, 2016. The increase in working capital in the six months ended June 30, 2017 was primarily due to increased cash resulting from the $25 million Special Warrant Financing net of the $13.4 million in cash utilized to purchase the Greenhouse and the related first phase costs associated with the conversion to ACMPR standards, the increase in cash from the Common Share financing of $1 million and the exercise of Warrants with gross proceeds of $1.3 million, together with an increase in inventory and biological assets and a decrease in accounts payable and the elimination of the convertible debt due on demand which was converted into Common Shares.

Operating Activities

The principal use of operating cash flow is to fund the Company's operating expenditures at its production facilities, its general and administrative costs and its debt service payments. During the six months ended June 30, 2017, the Company's cash flows used in operations were $1,158,718 compared to cash flows used in operations of $1,360,750 in the comparable 2016 period. This variance is attributable to the positive cash flow generated from operating activities of $683,244 compared to cash flow used in operating activities of ($2,226,882) in the comparable 2016 period, offset by changes in non-cash working capital items.

Investing Activities

Cash used in investing activities during the six months ended June 30, 2017 was $14,261,569 compared to $906,498 in the comparable 2016 period. The 2017 investing activities includes $6,500,000 of cash utilized to purchase the Greenhouse, $6,922,929 of cash related to leasehold improvements and equipment associated with the first phase of the conversion of the Greenhouse and $700,000 in short-term investments. In the comparable 2016 period, $884,176 was invested in additions to property, plant and equipment.

Financing Activities

Cash of $25,427,624 was generated by financing activities during the six months ended June 30, 2017 compared to $72,999 in the comparable 2016 period. The 2017 financing activities includes net proceeds of $24,769,124 from the Special Warrant and Common Share financing and $1,300,000 million from the exercise of Warrants, offset by $566,500 in cash used to pay the accrued and outstanding interest owing on the Company's convertible debt as at March 31, 2017. In the comparable 2016 period, $72,999 was raised from the issuance of Common Shares and convertible debt to Shareholders as part of their pre-emptive rights under the Shareholders Agreement.

Liquidity

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

The Company's capital structure is comprised of a combination of debt and shareholders' equity. Set out below is a schedule of the capital structure of the Company as at June 30, 2017 and December 31, 2016.

	June	December
	30, 2017	31, 2016
	$000s	$000s
Promissory note	1,000	-

Convertible Debt(1)(2)(3)	3,885	3,840

Shareholders' equity)(3)	39,212	10,468

Debt to equity	12.5%	36.7%

(1)	Includes convertible debentures as at June 30, 2017 and convertible debentures and convertible promissory notes as at December 31, 2016.
(2)	In March 2017 the $1,000,000 of convertible promissory notes plus accrued interest was converted into Common Shares of the Company.
(3)	The convertible debentures together with accrued and unpaid interest were automatically converted into 2,885,354 Common Shares of the Company upon listing of the Company's Common Shares on the CSE in August 2017.

The Company anticipates that it will require approximately $40,000,000 in order to meet its expected ongoing costs for the next twelve months. These costs include regular operating expenses, rent, insurance, fees for management and administrative services, audit fees, shareholder costs and interest, as well as the capital expenditures required at its Vaughan Facility and those required to convert Phase 1 of the Greenhouse to ACMPR standards required for cannabis production. The Company expects to fund these expenditures from revenue generated from the sale of its medical cannabis products together with cash on hand of approximately $15.6 million. In addition, the Greenhouse facility is presently mortgage free and it is the intention of the Company to secure first mortgage financing upon this property for up to $10,000,000. The Company has had discussions with mortgage lenders for such purposes and expects such mortgage financing to be in place in the near future. In addition, the Company expects to secure additional equipment financing for the co-generation equipment to be installed as part of the first phase of the development of the Greenhouse.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as hedging instruments to manage financial risks.

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and convertible debentures and debt loans. The Company does not believe that it is exposed to significant currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term nature. Note 17 to the Company's unaudited condensed interim financial statements discloses risks related to interest rates, credit and liquidity.

Contractual Obligations

In August 2015, the Company issued $3,000,000 12% senior secured convertible debentures and, in December 2015 and February 2016, issued a further total of $640,000 of 12% unsecured convertible promissory notes, both maturing four years from closing. Each debenture holder and note holder was granted 4,545 warrants per $10,000 of debt, exercisable by the holder for a period of five years from the closing date, at a price of $1.10 per Common Share. The debt and all accrued and unpaid interest was automatically converted into 2,885,354 common shares upon the listing of the Company's common shares on the CSE in August 2017.

In December 2016, as part of the arrangement whereby the holder of the redeemable shares surrendered its put right, a warrant to purchase 1,000,000 Common Shares for 3 years at $1.30 per share was issued.

Statements of Financial Position as at June 30, 2017 and December 31, 2016

Select Consolidated Statements of Financial Position Data

	June	December
	30, 2017	31, 2016
	$000s	$000s

Cash and cash equivalents	15,602	4,895

Inventory	6,253	3,675

Biological Assets	3,229	2,320

Total assets	46,907	16,879

Current liabilities	3.009	3,571

Non-current liabilities	4,685	2,839

Assets

The Company's asset base primarily consists of cash and cash equivalents, inventories, biological assets and property, plant and equipment. The $30,027,963 increase in the asset base resulted largely from increases of cash and cash equivalents of $10,707,337, $3,486,942 in inventory and biological assets and $14,249,283 in property and equipment.

Liabilities

Total current and non-current liabilities were $7,694,211 at June 30, 2017, an increase of $1,283,852 from December 31, 2016. This increase was largely attributable to increases in accounts payable and the derivative liability and the issuance of the promissory note on the purchase of the Greenhouse, offset by the conversion into Common Shares of the debt due on demand,

Shareholders' Equity

The Company's shareholders' equity increased by $28,744,111 to $39,212,360 at June 30, 2017 from $10,468,249 at December 31, 2016. This is mainly attributable to the net proceeds from the completion of the recent Special Warrant and Common Share financings, together with the exercise of warrants and the debt conversion into equity.

Related Party Transactions for the three months and six months ended June 30, 2017

During the six months ended June 30, 2017, the Company entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Related party transactions for the six months ended June 30, 2017 are summarized as follows:

Concurrent with the Company's acquisition of the Greenhouse, the Company assigned to a company controlled by Stan Abramowitz, the Secretary of the Company, the assets acquired as part of the acquisition which were not required by the Company, namely the "Balfour Greenhouses" name and customer list. These assets were assigned a value of $1 as part of the acquisition.

The $1,000,000 in due on demand convertible promissory notes from Dancap Private Equity Inc. together with $68,161 of accrued interest thereon was converted into Common Shares of the Company. Dancap Private Equity Inc. a significant shareholder of the Company, is controlled by Aubrey Dan, a director of the Company.

On March 31, 2017, the Company paid all of the accrued and outstanding interest on its convertible debentures. Included in this payment was interest of $83,494 owing to Forum Financial Corporation, $75,521 to The Paul Family Trust and $38,728 to the Norman Paul 2013 Family Trust. Forum Financial Corporation, which is owned by Fred Litwin, has the right to appoint the majority of the board of directors of Cannamed Financial Corp., the Company's Voting Trustee. Eric Paul, the Company's CEO and a director, is a Trustee of The Paul Family Trust, a significant shareholder of the Company. Norman Paul, the Company's co-founder, is a Trustee of the Norman Paul 2013 Family Trust, a significant shareholder of the Company.

Compensation to key management totalling $428,501 was paid to the Company's Chief Executive Officer, CannTrust Opco's President, the Vice-President of Innovation and Research, the Vice-President of Production and Quality, the Vice President of Professional Services and the Company's Chief Financial Officer.

The Company incurred $100,000 of management fees to Forum Financial Corporation all of which remains unpaid and is included in accounts payable at June 30, 2017.

The Company incurred $200,000 of management fees to Forum Financial Corporation for services provided in connection with the special warrant financing and the preparation and filing of the Company's Prospectus. The Company issued Forum 100,000 Common Shares as consideration for payment of these management fees.

The Company incurred legal fees of $437,973 to Goldman, Spring, Kichler & Sanders LLP. Mitchell Sanders, a director of the Company, is a partner at Goldman, Spring, Kichler & Sanders LLP.

Share Data

The following table sets forth the Outstanding Share Data for the Company as at August 24, 2017:

	Authorized	Issued

Common Shares	Unlimited	86,862,799

Risks and Uncertainties

The Company is subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad risks and uncertainties, the Company has specific risks that it faces, the most significant of which are included in the Company's recently filed Prospectus dated August 11, 2017 which can be found on SEDAR at www.sedar.com - See "Risk Factors". The risks and uncertainties discussed therein highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent and exhaustive list of all the potential issues that could affect the financial results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business, operations and profitability.

There were no significant changes to these risks and uncertainties as of the date of this MD&A.

Accounting Estimates

Certain of the Company's accounting policies set out in Note 3 to the Company's unaudited condensed interim financial statements and Annual Financial Statements require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company's significant accounting estimates are contained in Note 4 of the Company's unaudited condensed interim financial statements and Annual Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Business combinations

In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. Judgement is used in determining whether an acquisition is a business combination or an asset acquisition.

Valuation of Biological Assets and Inventories

Biological assets, consisting of plants, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the plants up to the point of harvest, sales price, risk, and expected remaining future yields for the plants. As the valuation of biological assets becomes the basis for the cost of finished goods inventories after harvest, this is also a significant estimate for the valuation of inventories.

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	percentage of costs incurred for each stage of plant growth was estimated.

Estimated Useful lives of Property and Amortization of Plant and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and finite-life intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Stock-based Compensation

In calculating the stock-based compensation expense, key estimates such as the value of the Common Shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the Common Shares and the risk-free interest rate are used.

Warrants

In calculating the value of the warrants, key estimates such as the value of the Common Shares and the risk free interest rate are used.

Taxes

Deferred tax assets will be recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies. The Company has not yet recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not yet demonstrated that it will generate sufficient profits to utilize this tax asset.

Accounting Standards Adopted in the Period

IAS 7 Statement of Cash Flows

As part of their disclosure initiative, the IASB issued amendments to IAS 7 Statement of Cash Flows to improve information provided to users of financial statements about an entity's financial activities by making the following changes

•	The following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes;
•	The International Accounting Standards Board ("IASB") defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities". It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition; and
•	Changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

Adoption of the amendments to IAS 7 are effective from January 1, 2017. The adoption of these amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 to provide clarification on the following aspects relating to the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value.

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use;
•	The carrying amount of an asset does not limit the estimation of probable future taxable profits;
•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and
•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

Adoption of the amendments to IAS 12 are effective from January 1, 2017. The adoption of these amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

Future Accounting Pronouncements

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15 – Revenue from contracts with customers

In May 2014, IFRS 15 was issued by the IASB which provides a comprehensive framework for recognition, measurement, and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. Early adoption is permitted. The Company is currently assessing the potential impacts of IFRS 15.

IFRS 9 – Financial Instruments

IFRS 9 was issued by IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss and amortized cost. Financial liabilities held-for-trading are measured at fair value through profit or loss, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. The effective date of IFRS 9 is January 1, 2018, with earlier adoption permitted. The Company is currently assessing the potential impact of IFRS 9.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Early adoption is permitted if IFRS 16 has also been adopted. The Company is currently assessing the potential impact of IFRS 16.

IFRS 2 Share-Based Payment

In June 2016, the IASB issued amendments to IFRS 2. These amendments provide clarification on how to account for certain types of share-based payment transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The extent of the impact of the adoption of the amendments has not yet been determined.

Non-IFRS Financial Measure and Reconciliation

Adjusted Earnings (Loss) before Interest, Taxes, Depreciation and Amortization ("EBITDA")

The term Adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.

Management uses Adjusted EBITDA to evaluate the performance of our business as it reflects its ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company's ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry. Adjusted EBITDA has no directly comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company measures Adjusted EBITDA as net earnings (loss) plus income taxes, interest expense, accretion expense, distributions on preference shares, transaction costs, (gain) loss on revaluation of derivative liability and depreciation and amortization.

The following table provides a reconciliation of earnings as determined under IFRS to Adjusted EBITDA.

Calculation of Adjusted EBITDA	Three Months		Six Months Ended
	Ended June 30		June 30

	2017	2016	2017	2016
	$	$	$	$
Net income (loss)	755	(1,566)	(23)	(2,254)
Interest and other expenses	63	109	158	211
Accretion expense	90	64	180	119
Distributions on preference shares	-	427	-	782
Transaction costs	-	-	204	7
(Gain) Loss on revaluation of derivative liability	(49)	(128)	1,635	(704)
Depreciation and amortization	557	363	958	703
Adjusted EBITDA (Loss)	1,416	(731)	3,112	(1,136)

Disclosure Controls and Internal Controls over Financial Reporting

Internal Control over Financial Reporting

In accordance with National Instrument 52-109 of the Canadian Securities Administrators, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures ("DCP") and Internal Control over Financial Reporting ("ICFR"). If and when the Company becomes a reporting issuer in Canada its CEO and CFO will be required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings, commencing with its first reporting period after becoming a publicly traded company.

Changes in Internal Control over Financial Reporting

During the latter part of the year ended December 31, 2016, the Company engaged a new Chief Financial Officer and in April 2017, to better align its Financial Reporting capabilities with the growth profile of the Company, created a new position and hired a Director of Finance. In addition, the Company has entered into management services agreements (the "Service Agreements") with Forum Financial Corporation ("Forum"). Under the Service Agreements, the Company has appointed Forum to provide services to the Company to assist it with its continuous disclosure and reporting requirements. There have been no other significant changes made to the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com). For further information shareholders may also contact the Company by email via investor@canntrust.ca